Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Enerplus announces cash distribution for January 2008 and Director appointment

    TSX: ERF.UN
    NYSE: ERF

    CALGARY, Dec. 18 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce that a cash distribution in the amount of CDN$0.42 per unit will be payable on January 20, 2008 to all Unitholders of record on December 31,
2007. The ex-distribution date for this payment is December 27, 2007.
    The CDN$0.42 per unit is equivalent to approximately US$0.42 per unit if converted using a Canadian/US dollar exchange ratio of 1.01. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
    Enerplus is also pleased to announce the appointment of Mr. Robert
Hodgins to the Board of Directors. Mr. Hodgins has been involved in the
Canadian oil and gas industry for over 30 years in the areas of finance, treasury and tax. He has held a variety of senior financial positions throughout his career including the position of Chief Financial Officer at
Pengrowth Energy Trust from 2002 to 2004, Vice President and Treasurer at
Canadian Pacific Railway from 1998 - 2001 and various financial positions at
TransCanada Pipelines from 1981 to 1998 which culminated in the position of
Chief Financial Officer.
    Mr. Hodgins currently holds director positions with a number of oil and gas entities. He holds a business degree from the Richard Ivey School of
Business at the University of Western Ontario and earned his Chartered
Accountant designation in 1977. We welcome Mr. Hodgins to the Board of
Directors of Enerplus.

    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Resources Fund

    Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

    %CIK: 0001126874

    /For further information: Investor Relations at 1-800-319-6462/
    (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 18-DEC-07